SUB-ITEM 77C: Submission of matters to a vote of security holders


If any matter has been submitted to a vote of security holders, furnish the following information:

(a) The date of the meeting and whether it was an annual or special meeting;

    A Special Meeting of Shareholders of Philadelphia Fund, Inc. was held on Friday, November 6, 2009.


(b) If the meeting involved the election of directors, state the name of each director elected at the meeting and the names of all other directors now in office;

    Not Applicable


(c) Describe each matter voted upon at the meeting and state the number of affirmative votes and the number of negative votes cast with respect to each matter;

    The sole item of business voted upon at the meeting was the approval of an Agreement and Plan of Reorganization, which provided for: (a) the transfer of the assets and stated liabilities of the Philadelphia Fund to the WHG LargeCap Value Fund, a portfolio of The Advisors' Inner Circle Fund, in exchange for Institutional Shares of the WHG LargeCap Value Fund; (b) the distribution of the Institutional Shares of the WHG LargeCap Value Fund, pro rata, by the Philadelphia Fund to its shareholders, in complete liquidation of the Philadelphia Fund; and (c) the deregistration under the Investment Company Act of 1940, as amended, and dissolution under state law of the Philadelphia Fund.

    6,529,680.1982 affirmative votes were cast for the item.
      429,031.0816 negative votes were cast for the item.


(d) Describe the terms of any settlement between the registrant and any other participant (as defined in Rule14a-11 of Regulation 14A under the 1934 Act) terminating any solicitation subject to Rule 14a-11, including the cost or anticipated cost to the registrant.

    Not Applicable